Freeline Therapeutics Holdings plc

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

VIA EDGAR TRANSMISSION

September 20, 2021

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Michael Davis

RE: Freeline Therapeutics Holdings plc Registration Statement on Form F-3 (File No. 333-259444) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on September 22, 2021, or as soon thereafter as is practicable.

Please contact Marcel R. Fausten of Davis Polk & Wardwell LLP at (212) 450-4389 as soon as the Registration Statement has been declared effective or with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Stephen P. Diamond, Jr.
Name: Stephen P. Diamond, Jr.
Title: Senior Vice President & General Counsel

CC: Marcel R. Fausten, Davis Polk & Wardwell LLP